EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Enerplus Corporation

We consent to the use of:

●	our report dated February 23, 2023 on the consolidated financial statements of Enerplus Corporation (the Company) which comprise the consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes, and
●	our report dated February 23, 2023 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2022.

We also consent to the incorporation by reference of such reports in the Registration Statements on Form S-8 (No. 333-200583), and Form F-10 (No. 333-257151) of the Company.

/s/ KPMG LLP
Chartered Professional Accountants

Calgary, Canada

February 23, 2023